Moveix Inc.

Strada Veronica Micle 15 bl.17 sc A et 1 apt 6

Suceava, Romania 720217 November 30, 2016

United States

Securities and Exchange Commission

Washington, DC 20549

Moveix Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 10, 2017

File No. 333-214075

Dear: Justin Dobbie

In response to your letter dated January 24, 2017 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

Please provide updated financial statements pursuant to Rule 8-08 of Regulation S-X in your next amendment to Form S-1.

Response: We have provided updated financial statements.

Please direct any further comments or questions you may have to the company’s attorney:

Copies to:

John E. Lux, Esq.

Attorney at Law

1629 K Street, Suite 300

Washington, DC 20006

(202) 780-1000

Thank you.

Sincerely,

Alexandru Curiliuc